INVEST IN **EQUO (HYYH CO.)**

100% plastic-free, biodegradable straws (and other food carriers) that don't suck


equo
equo
equo
equo

equointl.com Dover DE

Hardware | Food | Retail | Eating and Drinking | Hospitality

OVERVIEW UPDATES WHAT PEOPLE SAY 22 ASK A QUESTION

Highlights

1. Raised $15,000 on Kickstarter from 300+ backers in 30 days (160% of target).
2. Team with global experience from Unilever, Bacardi, LG Electronics, Satori Beverage, PWC and Lazada
3. Global government bans on single-use plastic makes change MANDATORY - the market needs our products.
4. We've got peoples attention: The Spruce, Geeky Gadgets, Brightly.eco, Business Insider, Woman's Day
5. SME100 Vietnam Award, Flik's 21 Entrepreneurs to Watch, Plastic Pollution Coalition Member.

Our Founder



Marina Tran-Vu Founder & CEO

- Globe & Mail Cannes Young Marketer's Top 5 Finalist - 300+ pre-orders & $15,000 in sales on Kickstarter for EQUO (160% funded) - 2020 SME100 Fast Moving Companies in Vietnam Award recipient - Named Flik's 21 Womxn Entrepreneurs to Watch in 2021

> I started the company because I want to build a brighter, more sustainable future for my nephew, to create jobs in her parents' home country of Vietnam, to change the environmental trajectory of Earth and to create easy, no brainer solutions for anyone to become more green.

Pitch


equo
Small Solutions • Big Impact


The Backstory
Started in 2020 by:
Marina Tran-Vu
Formerly of:
LG Life's Good
BACARDI
Unilever
SPIN MASTER
CALIFORNIA FITNESS & YOGA
Because:
To preserve our environment – like when we were growing up, being able to roam parks, lakes, forests, ocean without the worry of harmful pollution & waste
To create jobs for local farming communities just like where our parents grew up.
Founder's nephew
Of our daughters and sons, nieces and nephews. We want to give them a chance to see a better Earth. We want to leave our world in a better state than when we entered.
Beautiful Nature


The Problem & Our Inspiration
Every plastic straw produced in 1888 still exists in nature today – and will for another 300+ years
Would be nice if we could keep views like this garbage-free
Stain-less teeth & flawless makeup all-day!
Reusable alternatives can't carry hot liquids!
Can't go straw-less for medical reasons
This sippy cup is for 3-year olds
Plastic & Paper are terrible for the environment
Paper straws produce 5x more greenhouse gases than plastic
Paper straws aren't biodegradable or recyclable
'I love soggy straws', said NO ONE EVER.
Uses more plastic than a straw-lid combo!
Goodbye white shirt – it spills everywhere!


The Situation
We've gotten used to plastic. The economy is driven by its use.
But: the planet is changing – and so are people.
60%
of Earth's Resources
Have degraded in the past 50 years
81%
plan to buy more
Environmentally-friendly products over the next 5 years
50%
of FMCG category growth
in the past 5 years came from sustainability-marketed products (US market)
SAY NO TO PLASTIC
BE PART OF THE SOLUTION NOT THE POLLUTION
EASY



Government bans on plastic starting as early as 2020

Climate change is no longer just an environmental issue – it's a **social AND political** one

Life is hard. Consumers want to do good without sacrificing **comfort & convenience**

World Business Council for Sustainable Development – Sustainable Consumption Facts & Trends Report © 2008
Harvard Business Review Research: Actually, Consumers Do Buy Sustainable Products – June 19, 2019

Solution

EQUO delivers easy, convenient, eco-friendly solutions for **everyday items** to **replace single-use plastics** – 100% natural, plastic-free, chemical-free & biodegradable and compostable.

The Opportunity

$17B Global drinking straw market
23%+ CAGR in the next 5 years

$3B Global disposable cutlery market
5%+ CAGR in the next 5 years

$30B Global disposable tableware market
2%+ CAGR in the next 5 years

Despite new reusable alternatives, the world is still consuming MORE disposable straws, cutlery and tableware – now more than ever!

Product Portfolio

Disposable Drinking Straws



- Sugarcane
- Grass
- Coconut
- Rice
- Coffee

Disposable Cutlery


UTENSILS
KNIVES
SPOONS
FORKS
UTENSIL
FORKS
SPOONS
KNIVES

Sugarcane
- Fork
- Knife
- Spoons
- Take-away Set

Bamboo
- Fork
- Knife
- Spoon
- Take-away Set

Disposable Dishware + Containers



Palm Leaf
- Plate
- Bowl
- Tray

Sea Leaf
- Plate
- Bowl
- Tray

Q3 2021 ➡

- Single-use bags
- Single-use coasters
- Cocktail/Garnish Picks
- Fruit Picks
- Taster spoons
- Plantable Pencils

What Makes Us Different

- High-Quality control, assurance and products.
- Local farming community support.
- Variety of Materials for any preference.
- On-the ground team.
- Raw materials and products for a circular economy.
- Easy, no brainer solutions – no compromise.
- Vision for mass adoption through affordability and accessibility.
- Long-term brand building.
- Exclusive supply, distribution and one-of a kind products.
- World-class team balancing purpose & profit.

Early Traction

Featured on:

FLIK, GOURMET insider, BUSINESS INSIDER, Taiwan News, yahoo!finance, COOL HUNTING, woman's day, gossamer, the spruce, moms, BIO MARKET INSIGHTS, brightly, CULTURE, vietnambiz, Geeky Gadgets, BRANDS Vietnam, DoanhNhân, greenlodgingnews, TRENDHUNTER, HOMEWORLD, THANH NIEN, POSITIVE PRESCRIPTION, Anaheim Magazine, VIETNAM BUSINESS INSIDER

*Click logos to go to article

Achievements & Recognitions:

WOMEN OWNED; MINORITY OWNED BUSINESS

21 Womxn Entrepreneurs to Watch in 2021

SME 100 Awards 2020 – FAST MOVING COMPANIES

CROWDOX – 160% funded overall – 315 backers

KICKSTARTER – 100% funded in 3 days

Female Founder Collective; amazon launchpad; PROUD MEMBER – plastic pollution coalition

People Love Our Products



Isaias Hernandez – Environmental Educator 67K Followers	Fung Brothers - YouTubers 75K Followers	Lauren Ritchie - Climate Activist 51K Followers	Juliette Louie – Actor/Miss Hong Kong 19K Followers	Alex Cheah – Model 15K Followers	Maja – Mommy Blogger 37K Followers	Brightly.eco – Sustainable Community 108K Followers	Nina – Sports & Performance Nutritionist 158K Followers

The Core Team



Marina Tran-Vu
Founder & CEO
Formerly: Head of Marketing @ California Fitness & Yoga



Dung (Alvin) Vo
Marketing & Sales Lead
Formerly: Head of Commercial @ Satori Beverage Company



BD (Binh) Duong
Art Director
Formerly: Assistant Art Director @ California Fitness & Yoga



Tony (Quy) Nguyen
Finance & Operations Team Lead
Formerly: Finance Manager @ Satori Beverage Company



Thoa Nguyen
Production & QA/QC Lead
Formerly: QA/QC Manager @ Satori Beverage Company

Advisors



Ly (Lynn) Nguyen

Global Executive with 20+ years of experience in Banking & FinTech, payments services with Fortune 500 companies and leading FinTech startups.

- Executive Director, Board of Directors at TrueMoney, a Fintech venture of Ant Financial and C.P. Group
- Senior Advisor at Bankable
- Senior Advisor at CFTE - Centre for Finance Technology & Entrepreneurship (UK)

✓ *Business Development*
✓ *Market Penetration*
✓ *Strategic Partnerships*
✓ *Global experience in Vietnam, NA, Asia, EMEA*



Greg Tarr

Strategic Executive with 30+ years of experience across automotive, telecom, enterprise, big data, commerce, mobile and security.

- Chief Strategy Officer at Karma Automotive
- Founding Partner at CrossPacific Capital
- Founding Board Member/Past CSO at Glympse
- Past roles: Axiata Group, Automatic Labs (acquired-SiriusXM), Jibe Mobile (acquired-Google), Asia Networks in Motion (acquired TCS), Vodafone China, Toyota, Deutsche Bank

✓ *Building Startup Operations*
✓ *Smart / Green Technology Product Strategy*
✓ *Strategic Partnerships in Silicon Valley, Asia, NA*
✓ *Venture Capital Strategy*



Heidi Potthoff

Marketing, Sales and Operations Executive with 25+ years of client agency experience in retail, CRM/loyalty programs, customer experience, hospitality and FMCG.

- COO at Tap, a payment processing platform
- Advisory Board Member at Glass-Media
- Advisory Board Member at Vessel
- Past roles: Neiman Marcus, Saks Fifth Aveneue, Brinker International, Westfield, Peco, Targetbase, Brierley&Partners

✓ *Accelerating and scaling Startups*
✓ *Retail Strategy and Partnerships*
✓ *New Business Development and Sales*
✓ *Customer and Retail Marketing and Operations*



Jack Tai

Education-technology CEO and Co-Founder with 10+ years of startup experience, building the world's largest library of education content for university students.

- CEO at OneClass, an online learning platform backed by FounderFuel, SAIF Partners and Real Ventures
- Acquired over 3 million users for the OneClass platform in over 180 countries
- Named to Forbes 30 Under 30 List

✓ *Startup operations, growth and expansion*
✓ *Customer acquisition*
✓ *International business development*
✓ *Technology integration, practices and development*


Contact us
info@equointl.com
www.equointl.com
/equointl
@equointl
/showcase/equo-international